MICT, Inc.

28 West Grand Avenue, Suite 3

Montvale, New Jersey 07645

September 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Geoffrey D. Kruczek

Re:	MICT, Inc..

Registration Statement on Form S-3

Filed September 4, 2020

File No. 333-248602

Dear Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MICT, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. ET on Monday, September 14, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Darren Mercer
Darren Mercer
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP